Exhibit (a)(26)


          TEXAS UTILITIES COMPANY                              NEWS RELEASE
          -----------------------------------------------------------------
          NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
          IN OR INTO CANADA, AUSTRALIA OR JAPAN

                                                                 6 MAY 1998

                               TEXAS UTILITIES COMPANY
                     --------------------------------------------
                            OFFER FOR THE ENERGY GROUP PLC


                     LEVEL OF ACCEPTANCES AND EXTENSION OF OFFER

             RESERVATION OF THE RIGHT TO REDUCE THE ACCEPTANCE CONDITION


          EXTENSION OF OFFER

          In accordance with the terms of the Texas Utilities Offer, and as required by applicable law and the City Code, Texas Utilities announces that its cash offer for The Energy Group has been extended and will remain open for acceptance until 1.00 p.m. (London time), 8.00 a.m. (New York City time) on 19 May 1998.

          Texas Utilities is offering 840 pence per Energy Group Share and a limited share alternative with a value equal to 865 pence per Energy Group Share, determined as, and subject to the limitations, referred to in the offer document dated 10 March 1998. THE TEXAS UTILITIES OFFER HAS BEEN RECOMMENDED BY THE DIRECTORS OF THE ENERGY GROUP. The Texas Utilities Offer has not been declared final and Texas Utilities has reserved the right to increase its offer in the event of a higher competing bid.

          LEVEL OF ACCEPTANCES

          By 10.00 p.m. (London time), 5.00 p.m. (New York City time) on 5 May 1998, valid acceptances of the Texas Utilities Offer had been received, and not withdrawn, in respect of a total of 25,002,086 Energy Group Shares and 4,081,372 Energy Group ADSs, representing, in aggregate, 41,327,574 Energy Group Shares or approximately 7.93 per cent. of The Energy Group's issued ordinary share capital (each Energy Group ADS represents four Energy Group Shares). Of these, elections for the Share Alternative had been received in respect of 7,011,941 energy Group Shares (including Energy Group Shares represented by Energy Group ADSs), representing approximately 1.35 per cent. of The Energy Group's issued ordinary share capital, and elections for the Loan Note Alternative had been received in respect of 4,927,237 Energy Group Shares, representing approximately 0.95 per cent. of the said capital. None of these acceptances were received from persons acting in concert with Texas Utilities.

          Save for the 7,941,233 Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs), representing approximately 1.52 per cent. of The Energy Group's issued ordinary share capital, held on 23 January 1998 (being the business day prior to the commencement of the offer period) by those persons deemed to be acting in concert with Texas Utilities, neither Texas Utilities nor any persons deemed to be acting in concert with Texas Utilities held any Energy Group Shares (or rights over such shares) immediately prior to the commencement of the offer period.

          During the offer period:

          (i) TU Acquisitions (a wholly owned subsidiary of Texas Utilities) has acquired 114,400,000 Energy Group Shares (representing approximately 21.96 per cent. of The Energy Group's issued ordinary share capital); and
          (ii) persons deemed to be acting in concert with Texas Utilities have acquired, in aggregate, 712,474 Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs), representing approximately 0.14 per cent. of The Energy Group's issued ordinary share capital, and have disposed of, in aggregate, 1,778,521 Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs), representing approximately 0.34 per cent. of the said capital, none of such acquisitions and disposals being connected with the Texas Utilities Offer.

          Save as disclosed in this announcement neither Texas Utilities nor any persons deemed to be acting in concert with Texas Utilities have acquired or agreed to acquire any Energy Group Shares (or rights over such shares) during the offer period.

          Consequently, as at 10.00 p.m. (London time), 5.00 p.m. (New York City time) on 5 May 1998, TU Acquisitions owned, had rights over or had received valid acceptances in respect of, in aggregate, 155,727,574 Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs), representing approximately
          29.90 per cent. of The Energy Group's issued ordinary share capital.

          RESERVATION OF THE RIGHT TO REDUCE THE ACCEPTANCE CONDITION

          In accordance with the terms of the Texas Utilities Offer, TU Acquisitions hereby gives notice that it reserves the right to reduce the percentage of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) required to satisfy the Acceptance Condition (as defined in the offer document dated 10 March 1998) to Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) carrying in aggregate more than 50 per cent. of the voting rights then exercisable at general meetings of The Energy Group (the minimum permitted level). Any such reduction of the Acceptance Condition will not be effected before 14 May 1998.

          There may be no further announcement concerning TU Acquisitions' intention to reduce the Acceptance Condition. Accordingly, holders of Energy Group Securities who have already accepted the Texas Utilities Offer but whose willingness to accept would be affected if the Acceptance Condition were reduced to the minimum permitted level may wish to consider withdrawing their acceptances now.



            ENQUIRIES:

            TEXAS UTILITIES COMPANY
            David Anderson (Investors)            Telephone:  +1-214-812 4641
            Joan Hunter (Press)                   Telephone:  +1-214-812 4071


            LEHMAN BROTHERS INTERNATIONAL         Telephone: +44-171-601 0011
            Richard Collier
            Tony Durrant
            Mark Bentley

            MERRILL LYNCH INTERNATIONAL           Telephone: +44-171-628 1000
            Justin Dowley
            Lewis Lee
            Martin Falkner

            MERRILL LYNCH CORPORATE BROKING       Telephone: +44-171-772 1000
            Mike Gibson
            Stephen Robinson

            FINANCIAL DYNAMICS                    Telephone: +44-171-831 3113
            Nick Miles
            Andrew Dowler

            The definitions set out in the offer document dated 10 March 1998 apply in this announcement. The Texas Utilities Offer is not being made, directly or indirectly, in or into Canada,
            Australia or Japan.   Accordingly,  copies of this  announcement
            are not being, and must not be, mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

            The Directors of TU Acquisitions accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

            Lehman Brothers and Merrill Lynch, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Texas Utilities and TU Acquisitions and no one else in connection with the Texas Utilities Offer and will not be responsible to anyone other than Texas Utilities and TU Acquisitions for providing the protections afforded to their respective customers or for providing advice in relation to the Texas Utilities Offer or any other matter referred to herein. Lehman Brothers and Merrill Lynch are acting for Lehman Brothers Inc. and Merrill Lynch & Co., respectively, for the purposes of making the Texas Utilities Offer in the Unites States.